Exhibit 4.2

2011 STOCK OPTION PLAN
OPTION AGREEMENT

This Option Agreement is entered into between Xtra-Gold Resources Corp. (the “Company”) and the Optionee named below pursuant to the Company’s 2011 Stock Option Plan (the “Plan”). This Agreement witnesses that in consideration of the covenants and agreements herein contained and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as set forth and confirms that:

on	December 31, 2012	(the “Grant Date”)

	BROKTON INTERNATIONAL LTD.	(the “Optionee”)

was granted stock options (the “Options”) to purchase 382,000 shares (the “Option Shares”) of the Company, exercisable on a cumulative basis, at a price (the “Exercise Price”) of CDN$0.85 per Option Share, and for a term of 10 years (the “Option Period”) expiring at 5:00 p.m. (Toronto time ) on December 31, 2022 (the “Expiry Date”).

This Option Agreement is subject to the terms set out in, and in accordance with, the Plan. By signing this Option Agreement, the Optionee acknowledges having read and understands the Plan and accepts the Options in accordance with the terms and conditions of the Plan.

This Agreement may be signed by the parties hereto in counterpart, each of which counterpart when so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution will be deemed to bear the execution date as set forth in this Agreement. This Agreement may be executed by facsimile and such facsimile or facsimiles shall be deemed to represent the original Agreement. All capitalized terms not defined herein have the meaning assigned to them in the Plan.

IN WITNESS WHEREOF the Company and the Optionee have executed this Option Agreement as of this 31st day of December, 2012.

XTRA-GOLD RESOURCES CORP.

By:	/s/ Paul Zyla
Paul Zyla,
President and Chief Executive Officer

BROKTON INTERNATIONAL LTD.

By:	/s/ James Longshore
James Longshore, President
(consultant to Xtra-Gold)

2011 STOCK OPTION PLAN
NOTICE OF EXERCISE

TO:	Xtra-Gold Resources Corp.
357 Bay Street
Suite 902
Toronto ON M5H 2T7

Attention: President

in person or by fax to (416) 981-3055

Reference is made to the Option Agreement made as of December 31, 2012 between Xtra-Gold Resources Corp. (the “Company”) and the Optionee named below. The Optionee hereby exercises the Option to purchase Shares of the Company as follows:

Number of Option Shares for which Options are being exercised:

Exercise Price per Option Share:	CDN$	0.85

Total Exercise Price:	CDN$
(in the form of a cheque which need not be a certified cheque or bank draft tendered with this Notice of exercise)

Name of Optionee:	BROKTON INTERNATIONAL LTD.
as it is to appear on the share certificate

Address of Optionee: as it is to appear on the register of Shares of the Company (and to which a certificate representing the Shares being purchased is to be delivered)	P.O. Box 150, Design House Providenciales Turks & Caicos Islands British Virgin Islands

BROKTON INTERNATIONAL LTD.

Dated:	By:
James Longshore, President